# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Universal Technical Institute, Inc., CIK 0001261654
CUSIP: 913915104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4225 East Windrose Drive, Suite 200, Phoenix, Arizona (AZ), 85032
Date of event which requires filing of this statement: 05/12/2025
Filed by CIK 0001409751
Persons authorized to receive notices and communications: C. Shackelton/A. Gray, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,216,267; sole dispositive power 0; shared dispositive power 3,216,267; aggregate amount beneficially owned 3,216,267 (5.9% of the class)
- Coliseum Capital, LLC (CIK 0001409585): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,666,368; sole dispositive power 0; shared dispositive power 2,666,368; aggregate amount beneficially owned 2,666,368 (4.9% of the class)
- Coliseum Capital Partners, L.P. (CIK 0001356974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,666,368; sole dispositive power 0; shared dispositive power 2,666,368; aggregate amount beneficially owned 2,666,368 (4.9% of the class)
- Adam Gray (CIK 0001454123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,216,267; sole dispositive power 0; shared dispositive power 3,216,267; aggregate amount beneficially owned 3,216,267 (5.9% of the class)
- Christopher Shackelton (CIK 0001430708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,216,267; sole dispositive power 0; shared dispositive power 3,216,267; aggregate amount beneficially owned 3,216,267 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Universal Technical Institute, Inc.
Address of issuer's principal executive offices: 4225 East Windrose Drive, Suite 200, Phoenix, Arizona (AZ), 85032
Comment: This Amendment No. 11 (this "Amendment") to the Schedule 13D (the "Initial 13D") filed by the reporting persons identified on the cover pages hereto (the "Reporting Persons") with the U.S. Securities and Exchange Commission (the "SEC") on March 21, 2016, relating to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Universal Technical Institute, Inc. (the "Issuer"), a corporation organized under the laws of Delaware, and as amended by Amendment No. 1 to the Initial 13D filed with the SEC on June 28, 2016, by Amendment No. 2 to the Initial 13D filed with the SEC on December 19, 2019, by Amendment No. 3 to the Initial 13D filed with the SEC on September 16, 2020, by Amendment No. 4 to the Initial 13D filed with the SEC on December 29, 2022, by Amendment No. 5 to the Initial 13D filed with the SEC on June 26, 2023, by Amendment No. 6 to the Initial 13D filed with the SEC on December 19, 2023, by Amendment No. 7 to the Initial 13D filed with the SEC on February 16, 2024, by Amendment No. 8 to the Initial 13D filed with the SEC on December 3, 2024, by Amendment No. 9 to the Initial 13D filed with the SEC on February 11, 2025 and by Amendment No. 10 to the Initial 13D filed with the SEC on March 28, 2025, amends and supplements the items set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 54,406,215 shares of Common Stock outstanding as of May 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Persons and a separate account investment advisory client of Coliseum Capital Management, LLC (the "Separate Account") effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less: on May 12, 2025, Coliseum Capital Partners, L.P. executed a block sale of 1,599,595 shares, and the Separate Account executed a block sale of 329,893 shares, each at a price of $32.95 per share.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/14/2025)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/14/2025)
- Coliseum Capital Partners, L.P.: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/14/2025)
- Adam Gray: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/14/2025)
- Christopher Shackelton: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (05/14/2025)